May 1997

Dear Shareholder:

         Enclosed are the NTS Mortgage Income Fund financial statements for 1996. Net income dropped by one percent from $858,334 in 1995 to $850,309 in 1996. Revenues during this period climbed by 15% to $3,305,000 from $2,885,000, but expenses increased 21% from $2,026,000 to $2,455,000. The increased expenses resulted primarily from an increased average amount of funds borrowed, and thus interest paid, by the Fund in 1996 verses 1995.

         The Board of Directors and management of the Fund continue to pursue the plan discussed in the letter sent to shareholders on February 13, 1997, whereby the Fund would take over ownership of the two largest projects for which loans were made. We hope to have these transfers completed in the second quarter of 1997.

         As stated in the February letter, the Board of Directors has decided that while the properties are well developed and well maintained, and although sales have been improving, it is likely that the Fawn Lake and Louisville Lake Forest properties will not be able to completely meet their interest and loan repayment obligations. Consequently, in order to protect your capital and to facilitate the completion of the projects, it is anticipated that the properties will be transferred to the Fund. The Fund will then control these properties and realize the profits from the ongoing development and sale of lots and club memberships. Management has been negotiating with commercial banks to arrange loan commitments necessary to complete the projects, including the clubhouse for the country club at Fawn Lake, and to repay loans previously obtained by the Fund. Because all revenues for the next few years will likely be needed to repay these loans, dividends have been suspended.

         Once these loans are repaid, the Board plans to distribute net cash flow from sales at Fawn Lake and Louisville Lake Forest and loan repayments from Orlando to the Fund's shareholders. In other words, this is a plan to complete these projects, collect cash flow into the Fund and then send all remaining funds to the shareholders. These changes are likely to result in a change in the Fund's tax status from a Real Estate Investment Trust to a conventional corporation. Under these circumstances, we believe this change is in the best interest of the Fund's shareholders and is unavoidable if the Fund is to receive the benefits of owning and completing the development of the properties.

         NTS has reported that a settlement has been reached in the lawsuit which was pending between the original joint venture partners of Orlando Lake Forest. Under this settlement, the claims made against the Fund have been dismissed. The Fund did not contribute any funds to the settlement. With the settlement in place, the Board is now able to move forward more aggressively with regard to possible restructuring of the Orlando Lake Forest loan, similar to that being undertaken with the other loans.

         On a very positive note, Orlando Lake Forest won the Grand Award for the "Best Community" of all residential communities in Central Florida during the Annual Spring Parade of Homes recently held in Orlando. Due to the success of the 1996 Southern Living Idea House at Orlando Lake Forest, Southern Living magazine has decided to feature an Idea House at Fawn Lake during the summer of 1997. If this is as successful as the Orlando Lake Forest Idea House, the event should draw 40,000 to 50,000 extra visitors to Fawn Lake this year.

         Louisville Lake Forest has been selected as a 1997 Homearama site. Eight model homes will be featured during the June 1997 Homearama Show. Lake Forest should have over 30,000 visitors during this event. Of special note, seven of the eight homes have been sold before the event has opened.


                                                     Sincerely,



                                                     Richard L. Good
                                                     President

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of the NTS Mortgage Income Fund:

We have audited the accompanying balance sheets of the NTS Mortgage Income Fund (a Delaware corporation) as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the NTS Mortgage Income Fund as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.






                                          ARTHUR ANDERSEN LLP










Louisville, Kentucky
March 24, 1997



                           NTS MORTGAGE INCOME FUND
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1996 AND 1995



                                                     1996               1995
                                                 ------------       ------------

ASSETS

 Affiliated mortgage loans receivable:
  Earning loans                                  $ 63,948,933      $ 60,083,323
  Non-earning                                       3,838,831         5,125,780
                                                 ------------      ------------

                                                   67,787,764        65,209,103
  Less reserves for loan losses                     1,500,000         1,553,397
                                                 ------------      ------------

  Net affiliated mortgage loans
  receivable                                       66,287,764        63,655,706

Cash and equivalents                                  716,793           535,687
Interest receivable - affiliates                    1,589,498         1,142,021
Other assets                                          151,654           178,219
                                                 ------------      ------------

  Total assets                                   $ 68,745,709      $ 65,511,633
                                                 ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses            $    267,800      $    179,307
Dividends payable                                     175,305            38,248
Notes payable - affiliates (Note 3)                 4,524,667         1,885,000
Notes payable                                      14,276,850        14,149,873
Deferred revenues                                         301             3,127
                                                 ------------      ------------

  Total liabilities                                19,244,923        16,255,555
                                                 ------------      ------------

Commitments and contingencies (Note 8)

Stockholders' equity:
 Common stock, $0.001 par value,
 6,000,000 shares authorized;
 3,187,333 shares issued and
 outstanding                                     $      3,187      $      3,187
 Additional paid-in-capital                        54,163,397        54,163,397
 Distributions in excess of net income             (4,665,798)       (4,910,506)
                                                 ------------      ------------

  Total stockholders' equity                       49,500,786        49,256,078
                                                 ------------      ------------

  Total liabilities and stockholders'
   equity                                        $ 68,745,709      $ 65,511,633
                                                 ============      ============

The accompanying notes are an integral part of these financial statements.



                            NTS MORTGAGE INCOME FUND
                            ------------------------
                              STATEMENTS OF INCOME
                              --------------------
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 and 1994
              ----------------------------------------------------




                                                       1996                   1995                   1994
                                                   ------------            ------------           ---------

Revenues:
 Interest income on affiliated mortgage
  loans receivable                                  $3,256,148            $2,849,807            $2,716,804
 Fee income on affiliated mortgage loans
  and other financial services                          24,873                12,924               130,791
 Gross receipts and supplemental interest
  income - affiliates                                     --                    --                 129,338
 Interest income on cash equivalents
  and miscellaneous income                              23,974                21,921                 8,071
                                                    ----------            ----------            ----------

                                                     3,304,995             2,884,652             2,985,004
                                                    ----------            ----------            ----------
Expenses:
 Advisory fee (Note 3)                              $  544,776            $  528,973            $  614,100
 Professional and administrative                       201,688               162,427               174,900
 Interest expense                                    1,343,241             1,165,078               182,486
 Interest expense - affiliates                         258,191                82,050                  --
 Other taxes and licenses                               27,340                25,790                20,705
 Amortization expense                                   72,050                52,000                35,642
 Provision for loan losses                                --                    --                 150,000
                                                    ----------            ----------            ----------

                                                     2,447,286             2,016,318             1,177,833
                                                    ----------            ----------            ----------

Income before income tax expense                       857,709               868,334             1,807,171

 Income tax expense                                      7,400                10,000                25,000
                                                    ----------            ----------            ----------

Net income                                          $  850,309            $  858,334            $1,782,171
                                                    ==========            ==========            ==========

Net income per share of common stock                $      .27            $      .27            $      .56
                                                    ==========            ==========            ==========

Weighted average number of shares                    3,187,333             3,187,333             3,187,333
                                                    ==========            ==========            ==========


The accompanying notes are an integral part of these financial statements.



                            NTS MORTGAGE INCOME FUND
                       STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                               Common          Common            Additional         Distributions
                               Stock            Stock             Paid-in-          in Excess of
                               Shares           Amount             Capital           Net Income           Total
                               ------           ------             -------           ----------           -----



Stockholders' equity
 December 31, 1993           3,187,333       $      3,187       $ 54,163,397        $ (5,441,004)       $ 48,725,580

Net income                        --                 --            1,782,171           1,782,171

Dividends declared                --                 --           (1,466,166)         (1,466,166)
                          ------------       ------------       ------------        ------------        ------------

Stockholders' equity
 December 31, 1994           3,187,333       $      3,187       $ 54,163,397        $ (5,124,999)       $ 49,041,585

Net income                        --                 --              858,334             858,334

Dividends declared                --                 --             (643,841)           (643,841)
                          ------------       ------------       ------------        ------------        ------------

Stockholders' equity
 December 31, 1995           3,187,333       $      3,187       $ 54,163,397        $ (4,910,506)       $ 49,256,078

Net income                        --                 --              850,309             850,309

Dividends declared                --                 --             (605,601)           (605,601)
                          ------------       ------------       ------------        ------------        ------------

Stockholders' equity
 December 31, 1996           3,187,333       $      3,187       $ 54,163,397        $ (4,665,798)       $ 49,500,786
                          ============       ============       ============        ============        ============

The accompanying notes are an integral part of these financial statements.




                            NTS MORTGAGE INCOME FUND
                            ------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
              ----------------------------------------------------



                                                           1996               1995                 1994
                                                      ------------       ------------         -----------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES
 Net income                                           $    850,309       $    858,334       $  1,782,171
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Accretion of discount on affiliated mortgage
    loans receivable                                      (148,472)          (125,029)              --
   Amortization expense                                     72,050             52,000             35,642
   Provision for loan losses                                  --                 --              150,000
   Changes in assets and liabilities:
    Interest receivable - affiliates                      (447,477)          (769,193)          (372,828)
    Accounts payable and accrued expenses                   88,493             24,692             14,443
    Deferred commitment fees                               (20,000)            20,000           (102,930)
    Deferred revenues                                                          (2,826)            (1,032)            (3,105)
                                                         ------------       ------------       ------------

   Net cash provided by operating activities               392,077             59,772          1,503,393
                                                         ------------       ------------       ------------

CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES

 Principal collections on affiliated mortgage         $  8,099,364       $  8,219,874       $  4,310,554
  loans receivable
 Investment in affiliated mortgage loans
  receivable                                           (10,562,950)       (21,187,154)        (4,056,326)
                                                      ------------       ------------       ------------

   Net cash provided by (used for) investing
    activities                                          (2,463,586)       (12,967,280)           254,228
                                                       ------------       ------------       ------------

CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES

 Proceeds from notes payable                          $  1,201,999       $ 15,186,873       $    554,691
 Proceeds from notes payable - affiliates                4,077,457          1,885,000               --
 Payments on notes payable                              (1,075,022)        (2,973,528)        (1,006,151)
 Payments on notes payable - affiliates                 (1,437,790)              --                 --
 Other assets                                              (45,485)          (230,219)              --
 Dividends paid                                           (468,544)          (733,086)        (1,713,192)
                                                       ------------       ------------       ------------

   Net cash provided by (used for) financing
    activities                                           2,252,615         13,135,040         (2,164,652)
                                                       ------------       ------------       ------------

   Net increase (decrease) in cash and
    equivalents                                       $    181,106       $    227,532       $   (407,031)

CASH AND EQUIVALENTS, beginning of period                  535,687            308,155            715,186
                                                       ------------       ------------       ------------

CASH AND EQUIVALENTS, end of period                   $    716,793       $    535,687       $    308,155
                                                       ============       ============       ============

Cash paid during the period for:
 Interest                                             $  1,510,384       $  1,130,832       $    180,235
 Income taxes                                         $       --         $        700       $     36,082



The accompanying notes are an integral part of these financial statements.

                            NTS MORTGAGE INCOME FUND

                          NOTES TO FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies
       ------------------------------------------

       A)  Organization
           ------------

           NTS Mortgage Income Fund (the "Fund"), a Delaware corporation, was formed on September 26, 1988. The Fund operates as a real estate investment trust (REIT) under the Internal Revenue Code of 1986 (the "Code"), as amended. NTS Corporation is the sponsor of the Fund (the "Sponsor") and its affiliate, NTS Advisory Corporation, is the advisor to the Fund (the "Advisor").

           The Fund has made permanent mortgage loans to Affiliated Borrowers consisting principally of first, and to a lesser extent, junior mortgage loans. Each mortgage loan is secured by a lien on the property, by an interest in the borrower or by a similar security interest.

           The Fund is required to terminate and liquidate its assets by December 31, 2008.

           These financial statements do not reflect the impact, if any, of the proposed transactions discussed in Note 12.

       B)  Basis of Accounting
           -------------------

           The Fund's records are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles (GAAP).

       C)  Income Taxes
           ------------

           The Fund has elected and is qualified to be treated as a REIT under Internal Revenue Code Sections 856-860. In order to qualify, the Fund is required to distribute at least 95% of its taxable income to Stockholders and meet certain other requirements. The Fund intends to continue to qualify as a REIT for Federal income tax purposes. A reconciliation of net income for financial statement purposes versus that for income tax reporting at December 31 is as follows:


                                         1996           1995          1994
                                     -----------    -----------    ----------

          Net income (GAAP)          $   850,309   $   858,334   $ 1,782,171
          Accretion of note discount    (148,472)     (125,029)         --
          Loan commitment fee income     (20,000)       20,000      (102,930)
          Letters of credit income        (2,326)       (1,032)       (3,105)
          Supplemental interest
           income                            --         (1,717)      (64,668)
          Federal income tax expense       5,000         7,000        20,000
          Provision for loan losses      (53,397)      (85,458)      (91,145)
                                      -----------   -----------   -----------
          Taxable income before
           dividends paid deduction  $   631,114    $   672,098   $ 1,540,323
                                      ===========   ===========   ===========

          Dividends declared         $   605,601   $    643,841   $ 1,466,166
                                       ===========   ===========  ===========

          Distribution percentage             96%           96%           95%
                                      ===========   ===========   ============

       ------------------------------------------------------


       D)  Use of Estimates in Preparation of Financial Statements
           -------------------------------------------------------

           The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       E)  Revenue Recognition and Reserves for Loan Losses
           ------------------------------------------------

           Interest income from mortgage loans is reported as earned on the accrual basis of accounting. If the Fund has any reason to doubt the collectability of any principal or interest amounts due pursuant to the terms of the mortgage loans appropriate reserves would be established for any principal and accrued interest amounts deemed unrealizable (see Note 5). Statements of Financial Accounting Standards Nos. 114 and 118 require that impaired loans be measured based on the present value of expected future cash flows discounted at each loan's effective interest rate, at each loan's observable market price or at the fair value of the collateral if the loan is collateral dependent.

           Commitment fees paid at loan closing are amortized over the life of the loan using the interest method. Letter of credit income is amortized over the term of the letter of credit using the straight-line method. Gross Receipts Interest is recognized with respect to a mortgage loan secured by real estate held for sale in the ordinary course of the borrower's business. Gross Receipts Interest is an amount equal to 5% of the borrower's Gross Receipts, as defined in the Fund's Prospectus, from the sale of the underlying real estate during the term of the mortgage loan. Gross Receipts Interest is reported as earned on the accrual basis of accounting.

       F)  Statement of Cash Flows
           -----------------------

           For purposes of reporting cash flows, cash and equivalents include cash on hand and short-term, highly liquid investments with an original maturity of three (3) months or less that are readily convertible to cash.

       G)  Operating Expense Limitations
           -----------------------------

           The annual Operating Expenses of the Fund, based upon guidelines promulgated by the North American Securities Administrators Association, Inc., are prohibited from exceeding in any fiscal year the greater of (i) 2% of the Fund's Average Invested Assets during such fiscal year or (ii) 25% of the Fund's Net Income during such fiscal year. In the event the Fund's annual Operating Expenses exceed this limitation, the Advisor must reimburse the Fund within 60 days after the end of the fiscal year, the amount by which the aggregate annual Operating Expenses paid or incurred by the Fund exceed the foregoing limitations. The Fund did not exceed this limitation for the years ended December 31, 1996, 1995 and 1994.

           Operating Expenses are defined as operating, general and administrative expenses of the Fund as determined under generally accepted accounting principles, including but not limited to rent, utilities, capital equipment, salaries, fringe benefits, travel expenses, the Management Expense Allowance, expenses paid by third

       ------------------------------------------------------

       G)  Operatings Expense Limitations - Continued
           ------------------------------------------

           parties to the Advisor and its Affiliates based upon its relationship with the Fund (e.g. loan administration, servicing, engineering and inspection expenses) and other administrative items, but excluding the expenses of raising capital, interest payments, taxes, non-cash expenditures (e.g., depreciation, amortization, bad debt reserves), the Subordinated Advisory Fee, and the costs related directly to a specific Mortgage Loan investment or Real Estate Investment by the Fund, such as expenses for originating, acquiring, servicing or disposing of said specific Mortgage Loan or Real Estate Investment.

2.     Affiliations
       -------------

       The Fund operates under the direction of its Board of Directors who have retained the Advisor to manage the Fund's operations and to make recommendations concerning investments. The Advisory Agreement automatically renews for successive one year periods unless terminated by the Fund's Independent Directors upon sixty days notice. The Advisor has delegated substantially all of its duties to the Sponsor (see Note 3). The Chairman of the Board of Directors of the Fund is also the majority shareholder of NTS Corporation (the Fund's Sponsor), NTS/Virginia Development Company, an Affiliated Borrower, NTS/Lake Forest II Residential Corporation, an Affiliated Borrower, and is a majority shareholder of the managing general partner in the Orlando Lake Forest Joint Venture, an Affiliated Borrower.

3.     Related Party Transactions
       --------------------------

       In addition to the Affiliated Mortgage Loans discussed in Note 4 to the Fund's Financial Statements, the Fund had the following related party transactions.

       As of December 31, 1996, the Sponsor or an Affiliate owned 96,468 shares of the Fund.

       Pursuant to the Advisory Agreement, the Fund will pay the Advisor (NTS Advisory Corporation) a Management Expense Allowance (Advisory Fee) relating to services performed for the Fund in an amount equal to 1% of the Fund's Net Assets, per annum, which amount may be increased annually by an amount corresponding to the percentage increase in the Consumer Price Index. Effective July 1, 1994, the Fund's Mortgage Loans to Fawn Lake and Lake Forest were converted to cash flow mortgage loans. As part of the consideration for this restructuring, the Fund's Board of Directors required, among other things, that beginning in 1995, NTS Advisory Corporation pay $100,000 annually towards the expenses of the Fund until the maturity of the Mortgage Loans. As such, the Advisory Fee has been reduced $100,000 for each of the years ended December 31, 1996 and 1995. For the years ended December 31, 1996, 1995 and 1994, $544,776,
       $528,973 and  $614,100,  respectively,  has been  incurred as an Advisory
       Fee.

       On February 17, 1995, the Fund purchased from an unaffiliated bank an interest in a $13 million first mortgage (with an outstanding balance of $9,664,465 as of February 17, 1995) to the Orlando Lake Forest Joint Venture. An Affiliate of the Sponsor owns the remaining interest via a participation agreement. The initial ownership percentages were 50% to the Fund and 50% to the Affiliate, however, the percentage ownership will fluctuate as additional principal is advanced to the Joint Venture by the Fund. Ownership percentages will be determined in accordance

       --------------------------------------

       with the ratio of each participant's share of the outstanding loan balance to the total outstanding loan balance. As of December 31, 1996, the outstanding balance on the first mortgage was $13,086,004, and the Fund's ownership percentage was approximately 63%.

       The Fund has received advances from Affiliates of the Fund's Sponsor, net of repayments, totalling $4,524,667 and $1,885,000 as of December 31, 1996 and 1995, respectively. As of December 31, 1996, the advances bear interest at the Prime Rate and mature as follows: $2,320,000 on March 31, 1999 and $2,204,667 is due on demand. Subsequent to year end, the maturity date of $1,054,667 of the borrowings due on demand was extended to May 1, 1999. Interest expense to the Affiliates was $258,191 and $82,050 for the years ended December 31, 1996 and 1995, respectively. No interest was due to Affiliates in 1994.

4.   Affiliated Mortgage Loans Receivable, net
     -----------------------------------------

     The following tables outline the Fund's mortgage loan portfolio at December 31, 1996. There is currently no readily determinable market value for the portfolio given its unique and affiliated nature.

                          Property Pledged             Interest       Maturity
     Borrower              as Collateral                 Rate           Date
     --------              -------------                 ----           ----

1) Earning Loans:
   ---------------

Temporary Mortgage
------------------
Loans:
------

NTS/Virginia         First mortgage on approximately      Prime       07/31/97
Development Company  187 acres of residential land        + 3/4%
                     and   improvements   thereon
                     located in Fredericksburg, Virginia,
                     known as the Fawn Lake Golf Course;
                     NTS Guaranty  Corporation guarantees
                     the loan
Mortgage Loans:
---------------
NTS/Virginia         First mortgage on approximately      17% of      07/01/97
Development Company  2,207 acres of residential land      Gross
                     and improvements thereon             Receipts
                     located in Fredericksburg,           (a)(b)
                     Virginia, known as Fawn Lake

NTS/Lake Forest      First mortgage on approximately      17% of      07/31/97
II Residential       532 acres of residential land        Gross
Corporation          in Louisville, Kentucky, known       Receipts
                     as Lake Forest                       (a)(b)

Orlando Lake         First mortgage on approximately      17% of      01/31/98
Forest Joint         398 acres of residential land        Gross
Venture              in Orlando, Florida known as         Receipts
                     Orlando Lake Forest                  (c)

     (a) Effective July 1, 1994, these Mortgage Loans are paying interest at the greater of 17% of Gross Receipts or 4.42% of the average outstanding loan balance.
     (b) These Mortgage Loans included a provision for Gross Receipts Interest through June 30, 1994.
     (c) This Mortgage Loan pays interest at the greater of 17% of Gross Receipts or 6.46% of the average outstanding loan balance.

     --------------------------------------------


                     Total                    Balance                  Interest
                     Senior                  Outstanding Commitment  Receivable
                    Liens At  Face Amount       At          Fees          At
                    12/31/96  At 12/31/96   12/31/96(j)   Received    12/31/96
                    --------  -----------   -----------   --------    --------

1) Earning
   -------
Loans:
------

Temporary
---------
Mortgage Loan:
--------------

NTS/Virginia      $1,998,850  $ 2,500,000   $ 1,998,850  $   20,000   $  30,466
Development
Company

Mortgage Loans:
---------------

NTS/Virginia         243,393   30,000,000    28,966,245     200,000     819,803
Development              (d)          (f)
Company

NTS/Lake Forest    4,166,187   28,000,000    25,857,472     250,000     607,885
II Residential           (e)          (g)
Corporation

Orlando Lake              --   14,000,000     7,126,366          --     131,344
Forest Joint                          (h)           (i)
Venture

Total Earning
Loans                         $74,500,000   $63,948,933  $  470,000  $1,589,498
                               ==========    ==========    ========   =========


     (d) Senior lien applies to approximately 22 acres securing the first mortgage which are subordinated to an unaffiliated lender.
     (e) Senior liens apply to approximately 180 acres securing the first mortgage which are subordinated to unaffiliated lenders.
     (f) NTS Guaranty Corporation guarantees up to $2 million of outstanding debt exceeding $18 million.
     (g) NTS Guaranty Corporation guarantees up to $2,416,500 of outstanding debt exceeding $22 million.
     (h) An Affiliate of the Fund's Sponsor participates with the Fund regarding this Mortgage Loan. As of December 31, 1996, the Fund's ownership percentage was approximately 63%.
     (i) The carrying amount of this Mortgage Loan is net of an unaccreted discount of approximately $1,127,407.
     (j) The carrying amount of the mortgage loans receivable at December 31, 1996 is net of any unamortized commitment fees.

     -----------------------------------------------------


                         Property Pledged                Interest     Maturity
     Borrower             as Collateral                    Rate         Date
     --------             -------------                    ----         ----

2) Non-Earning Loans:
---------------------
Temporary Mortgage
------------------
Loans:
------

Orlando Lake           Pledge by both general partners      Prime       Demand
Forest Joint           of their partnership interests       + 2%
Venture                in Orlando Lake Forest Joint          (k)
                       Venture  located  in  Orlando,
                       Florida;  a pledge of 390  shares
                       of the Class A common stock in
                       NTS/Virginia  Development Company,
                       NTS  Guaranty  Corporation
                       guarantees the loan








                 Total                      Balance                   Interest
                Senior                    Outstanding  Commitment    Receivable
                Liens At   Face Amount        At          Fees           At
                12/31/96   At 12/31/96     12/31/96     Received      12/31/96
                --------   -----------     --------     --------      --------



Temporary
---------
Mortgage Loan:
--------------

Orlando Lake   $13,086,004  $ 7,818,000   $ 3,838,831   $ 150,000    $   --
Forest Joint        (l)          (m)           (n)                       (k)
Venture

Total Non
Earning Loans               $ 7,818,000   $ 3,838,831   $ 150,000    $   --
                             ==========    ==========    ========     =========


  (k) The Orlando Lake Forest Joint Venture has entered into a forbearance agreement with the Fund whereby, effective April 1, 1995, no interest will be due on these loans through January 31, 1998. The Fund has discontinued accruing interest from the Temporary Mortgage Loan to the Orlando Lake Forest Joint Venture until the interest payment is received. Approximately $1,553,000 of interest remains due to the Fund on this loan but is not accrued in the Fund's financial statements.
   (l)     Total senior liens include the Fund's 63% interest in the lien.
   (m) NTS/Virginia Development Company (Fawn Lake) and NTS/Lake Forest II Residential Corporation (Lake Forest) participate with the Fund regarding the Temporary Mortgage Loan. Their percentage ownership as of December 31, 1996 is 17.651% and 19.125%, respectively.
   (n) The Fund has established a $1,500,000 loan loss reserve as of December 31, 1996. The Fund has discontinued accruing interest from the Temporary Mortgage Loan to the Orlando Lake Forest Joint Venture until the interest payment is received. Approximately $1,553,000 of interest remains due to the Fund on this loan but is not accrued in the Fund's financial statements.

     ---------------------------------------------------

     Reconciliation of Affiliated Mortgage Loans Receivable for the year ended:
     --------------------------------------------------------------------------


     Balance at December 31, 1993                                 $52,614,695

     Additions:
        Mortgage Loans                      $    4,056,326
        Temporary Mortgage Loans                     --
        Amortization of loan fees                  117,930         4,174,256
                                                -----------

     Reductions:
        Mortgage Loans                          (4,305,330)
        Temporary Mortgage Loans                    (5,224)
        Mortgage Loan written-off                 (241,145)
        Loan fees received                         (15,000)       (4,566,699)
                                                -----------       -----------

     Balance at December 31, 1994                                $52,222,252

     Additions:
        Mortgage Loans                      $    20,113,201
        Temporary Mortgage Loans                  1,073,953
        Accretion of discount                       125,029
        Amortization of loan fees                    --           21,312,183
                                                 ----------

     Reductions:
        Mortgage Loans                          (6,177,976)
        Temporary Mortgage Loans                (2,041,898)
        Mortgage Loan written-off                  (85,458)
        Loan fees received                         (20,000)       (8,325,332)
                                                -----------      ------------

     Balance at December 31, 1995                                $65,209,103

     Additions:
        Mortgage Loans                       $    9,371,032
        Temporary Mortgage Loans                  1,191,918
        Accretion of discount                       148,472
        Amortization of loan fees                    20,000       10,731,422
                                                -----------

     Reductions:
        Mortgage Loans                          (6,692,948)
        Temporary Mortgage Loans                (1,406,416)
        Mortgage Loan written-off                  (53,397)
        Loan fees received                           --           (8,152,761)
                                                 ----------       -----------

     Balance at December 31, 1996                                $67,787,764
                                                                  ==========

     Reserves for Loan Losses:

     Balance at December 31, 1993               $ 1,730,000
        Additions charged to Expenses           $   150,000
        Deduction for Mortgage Loan written-off    (241,145)       (91,145)
                                                  ----------      ---------

     Balance at December 31, 1994                               $ 1,638,855
        Additions charged to Expenses           $       --
        Deduction for Mortgage Loan written-off     (85,458)        (85,458)
                                                   ----------    -----------

     Balance at December 31, 1995                                $ 1,553,397
        Additions charged to Expenses           $        --
        Deduction for Mortgage Loan written-off      (53,397)        (53,397)
                                                   ---------       -----------

     Balance at December 31, 1996                $ 1,500,000
                                                  ==========

5. Reserves for Loan Losses
   ------------------------

        Reserves for loan losses are based on management's evaluation of the borrower's ability to meet its obligation by comparing the mortgage note receivable balance with the discounted value of estimated future cash flows as well as considering current and future economic conditions. Reserves are based on estimates and ultimate losses could differ materially from the amounts assumed in arriving at the reserve for possible loan losses reported in the financial statements. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known. On a regular basis, management reviews each mortgage loan in the Fund's portfolio including an assessment of the recoverability of the individual mortgage loans. As of December 31, 1996, the Fund has a loan loss reserve regarding the Temporary Mortgage Loan to the Orlando Lake Forest Joint Venture (with an outstanding balance of $3,838,831 as of December 31, 1996) amounting to $1,500,000. Certain of the Fund's mortgage loans are guaranteed by NTS Guaranty Corporation, an Affiliate of the Fund's Sponsor (see Note 9). The Fund has not considered this guarantee when determining future cash flows and the loan loss reserve.

6. Notes Payable
   -------------

        Notes payable consist of the following:

                                                         1996          1995
                                                      ---------     ---------

        Note payable to a bank in the amount
        of $13,800,000, bearing interest at
        the Prime Rate plus 1%, payable
        monthly due December 27, 1997,
        secured by a collateral assignment
        of the Fund's mortgages on Lake
        Forest and Fawn Lake, guaranteed
        by Mr. J. D. Nichols, Chairman of
        the Board of the Fund's Sponsor            $12,278,000    $13,086,000

        Note payable to a bank in the amount
        of $2,500,000, bearing interest at
        the Prime Rate plus 3/4%, payable
        monthly, due July 31, 1997, secured by
        approximately 187 acres of residential
        land and improvements thereon                1,998,850      1,063,873
                                                    ----------     ----------
                                                   $14,276,850    $14,149,873
                                                    ==========     ==========

        The Prime Rate was 8 1/4% and 8 1/2% at December 31, 1996 and 1995, respectively.

        Based on the borrowing rates currently available to the Fund for bank loans with similar terms and average maturities, the fair value of the above debt instruments approximates the carrying value.

        The Fund's Sponsor is working with several lenders, including the Fund's existing creditors, to refinance the Fund's debt which will mature within the next twelve months. While management can provide no assurance that these negotiations will be successful, it is their belief that, based upon discussions with the various lenders, such refinancing will be accomplished prior to the respective maturity dates.

 7.     Gross Receipts and Supplemental Interest Income
        -----------------------------------------------

        Gross Receipts Interest is recognized with respect to a Mortgage Loan secured by real estate held for sale in the ordinary course of the borrower's business. Gross Receipts Interest is an amount equal to 5% of the borrower's Gross Receipts, as defined in the Fund's Prospectus, from the sale of the underlying real estate during the term of the mortgage loan. Gross Receipts Interest is reported as earned on the accrual basis of accounting. Effective July 1, 1994, none of the Fund's Mortgage Loans provided for Gross Receipts Interest.


 8.    Commitments and Contingencies
       -----------------------------

        The Fund has commitments to extend credit made in the normal course of business that are not reflected in the financial statements. At December 31, 1996, the Fund had outstanding funding commitments under standby letters of credit aggregating $296,597: Orlando Lake Forest Joint Venture $91,921; NTS/Virginia Development Co. $204,676. These outstanding funding commitments are part of the maximum funding amount of the mortgage loans. Committed undisbursed loans were approximately $4,591,000 at December 31, 1996.

        In July 1994, the Fund was named as a defendant in a complaint originally filed by Jeno Paulucci & Silver Lakes I, Inc.in August 1992 against NTS Corporation (the Fund's Sponsor) and various Affiliates of the Fund's Sponsor. The terms of the settlement agreement are confidential. However, as no monetary awards were assessed against or are payable by the Fund under the agreement, it is not anticipated that the settlement will have a material impact on the Fund's financial position or results of operations.


 9.     Guaranties to the Fund
        ----------------------

        NTS Guaranty Corporation (the "Guarantor"), an Affiliate of the Sponsor, has agreed to provide the following guaranties to the Fund:

        Junior Mortgage Loan Guaranty
        -----------------------------

        The Guarantor guarantees the payment to the Fund, on a timely basis, of the Principal (as defined in the Prospectus) of all Junior Mortgage Loans and Temporary Mortgage Loans made by the Fund to Affiliated Borrowers. The Guarantor's obligation is limited to the Principal balance outstanding on the Junior Mortgage Loan or Temporary Mortgage Loan and does not include the Interest Reserve, as defined in the Prospectus. This guaranty will not apply to Junior Mortgage Loans or Temporary Mortgage Loans made to Non-Affiliated Borrowers.

        On October 19, 1992, the Fund notified the Orlando Lake Forest Joint Venture (the "Joint Venture") that the Joint Venture is in payment default regarding the Fund's Temporary Mortgage Loan to the Joint Venture. This default gives the Fund the right to pursue the Guarantor for its guaranty. The Fund's Board of Directors continues to evaluate the collectability of the guaranty. The Board is also concerned about the possible detrimental effects that the collection proceedings may have on the Fund's other loans to other Affiliated Borrowers. The Board has concluded that it is in the best interest of the Fund and its Stockholders to continued to pursue the work-out plan to both preserve the assets of the Fund and support the viability of the projects to which it has outstanding loans.

        ----------------------------------

        Purchase Price Guaranty
        -----------------------

        The Guarantor has guaranteed that investors of the Fund will receive, over the life of the Fund, aggregate distributions from the Fund (from all sources) in an amount at least equal to their Original Capital Contributions, as defined in the Fund's Prospectus.

        The liability of the Guarantor under the above guaranties is expressly limited to its assets and its ability to draw upon a $10 million demand note receivable from Mr. J.D. Nichols, Chairman of the Board of Directors of the Sponsor. There can be no assurance that Mr. Nichols will, if called upon, be able to honor his obligation to the Guarantor. The total amounts guaranteed by the Guarantor are in excess of its net worth, and there is no assurance that the Guarantor will be able to satisfy its obligation under these guaranties. The Guarantor may in the future provide guaranties for other Affiliates of the Fund.

10.     Dividends Paid and Payable
        --------------------------

        Dividends declared for the periods ended December 31, 1994, 1995 and 1996 were as follows:


                                              Average
             Date       Date of     Date    Outstanding     Amount
           Declared   Record (1)    Paid      Shares      Per Share     Amount
           --------   ----------  --------  -----------   ---------   --------

           01/28/94    01/31/94   02/28/94   3,187,333     $  .06    $  191,240
           01/28/94    02/28/94   03/28/94   3,187,333        .06       191,239
           01/28/94    03/31/94   04/28/94   3,187,333        .06       191,240
           01/28/94    04/20/94   05/28/94   3,187,333        .03        95,618
           01/28/94    05/31/94   06/28/94   3,187,333        .03        95,619
           01/28/94    06/30/94   07/28/94   3,187,333        .03        95,619
           01/28/94    07/31/94   08/29/94   3,187,333        .03        95,619
           01/28/94    08/31/94   09/29/94   3,187,333        .03        95,619
           01/28/94    09/30/94   10/28/94   3,187,333        .03        95,620
           01/28/94    10/31/94   11/29/94   3,187,333        .03        95,620
           01/28/94    11/30/94   12/29/94   3,187,333        .03        95,620
           01/28/94    12/31/94   01/27/95   3,187,333        .04       127,493
                                                             -----     ---------

            Total dividends declared in 1994               $  .46    $1,466,166
                                                            ======     =========

           03/09/95     01/31/95   02/27/95   3,187,333    $  .03    $   95,620
           03/09/95     02/28/95   03/28/95   3,187,333       .03        95,620
           03/09/95     03/31/95   04/27/95   3,187,333       .03        95,620
           03/09/95     04/30/95   05/26/95   3,187,333       .03        95,620
           03/09/95     05/31/95   06/27/95   3,187,333       .01        31,873
           03/09/95     06/30/95   07/27/95   3,187,333       .01        31,873
           03/09/95     07/31/95   08/25/95   3,187,333       .01        31,873
           03/09/95     08/31/95   09/26/95   3,187,333       .01        31,873
           03/09/95     09/30/95   10/26/95   3,187,333       .01        31,873
           03/09/95     10/31/95   11/29/95   3,187,333       .01        31,873
           03/09/95     11/30/95   12/26/95   3,187,333       .01        31,873
           03/09/95     12/31/95   01/26/96   3,187,333       .01        38,250
                                                            -----     ---------

           Total dividends declared in 1995               $  .20     $  643,841
                                                            =====      =========


          03/12/96      03/31/96   04/15/96    3,187,333    $ .045   $  143,432
          03/12/96      06/30/96   07/19/96    3,187,333      .045      143,432
          06/27/96      09/30/96   10/18/96    3,187,333      .045      143,432
          06/27/96      12/31/96   01/27/97    3,187,333      .055      175,305
                                                             -----      -------
           Total dividends declared in 1996                 $ .190    $ 605,601
                                                              ====     ========


       It is the Fund's policy to distribute to its Stockholders an amount equal to at least 95% of taxable income. A portion of the dividends paid during a subsequent year may be allocable to taxable income earned in the prior year. For 1993, 1994 and 1995, dividends to Stockholders represent ordinary income.

       The continued needs of the projects to which the Fund has outstanding loans may significantly reduce the Fund's cash flows. Therefore, the Fund's Board of Directors has determined to terminate the Fund's quarterly distribution for the foreseeable future effective as of the first quarter of 1997.

       (1)  Cash dividends vary based upon the date of stockholder admittance.

11. Supplemental Financial Information

    NTS Guaranty  Corporation has provided material  guaranties to the Fund. The
    following  presents  condensed   financial   information  for  NTS  Guaranty
    Corporation.
                                                        1996               1995
                                                ------------       ------------

 Cash                                           $        100       $        100
                                                ============       ============

 Common stock and paid in capital               $ 10,000,100       $ 10,000,010
 Note receivable from stockholder                (10,000,000)       (10,000,000)
                                                ------------       ------------
 Equity                                         $        100       $        100
                                                ============       ============


The Fund has invested in various  temporary  investments and mortgage loans (see
Note 4). The following presents condensed financial information with respect to Affiliated Borrowers whose loan balance as of December 31, 1996 represents a substantial concentration of the Fund's assets.

NTS/Lake Forest II Residential Corporation
                                                       1996                 1995
                                                ------------        ------------
Balance Sheets
 Notes receivable                               $    789,303        $  1,677,064
 Inventory                                        29,870,625          25,748,612
 Other, net                                        2,506,190           4,544,265
                                                ------------        ------------
 Total assets                                   $ 33,166,118        $ 31,969,941
                                                ============        ============

 Notes payable                                  $ 31,349,964        $ 28,628,987
 Other liabilities,net                             1,650,968           2,589,235
 Equity                                              165,186             751,719
                                                ------------        ------------
 Total liabilities and equity                   $ 33,166,118        $ 31,969,941
                                                ============        ============


                                                        1996                1995             1994
                                                ------------        ------------     ------------
Statements of Operations
 Lot sales                                      $  3,307,163        $  4,329,717      $  4,110,735
 Cost of sales                                    (2,477,330)         (3,161,765)      (2,735,786)
 Provision for loan losses                          (395,275)           (465,932)             (--)
 Other income(expense), net                       (1,021,091)         (1,301,073)      (1,026,115)
                                                ------------        ------------      ------------
 Net income (loss)                              $   (586,533)       $   (599,053)     $    348,834
                                                ============        ============      ============


NTS/ Virginia Development Company
                                                        1996                1995
                                                ------------        ------------
Balance Sheets
 Notes receivable                               $  4,150,515        $  5,215,716
 Inventory                                        32,768,228          30,802,664
 Other, net                                          997,969           1,502,934
                                                ------------        ------------
 Total assets                                   $ 37,916,712        $ 37,521,314
                                                ============        ============


Notes payable                                   $ 35,245,593        $ 34,369,132
 Other liabilities, net                            2,361,741           2,175,663
 Equity                                              309,378             976,519
                                                ------------        ------------
 Total liabilities and equity                   $ 37,916,712        $ 37,521,314
                                                ============        ============


                                                       1996                1995             1994
                                                ------------        ------------     ------------
Statements of Operations
 Lot sales                                      $  2,936,404        $  3,073,548     $  3,508,281
 Cost of sales                                    (1,875,642)         (1,978,369)      (2,097,208)
 Provision for loan losses                          (364,974)           (406,739)           (--)
 Other income(expense), net                       (1,362,929)         (1,350,011)      (1,005,474)
                                                ------------        ------------     ------------
 Net income (loss)                              $   (667,141)       $   (661,571)    $    405,599
                                                ============        ============     ============










12.     Unaudited Quarterly Financial Data
        ----------------------------------

                                 Quarters Ended
                              --------------------

    1996               March 31   June 30   September 30  December 31    Total
    ----             ----------  ----------  ----------  -----------  ----------


Total revenues       $  768,848  $  847,287  $  843,784  $  845,076  $3,304,995

Total expenses          556,974     661,440     645,275     633,597   2,447,286
                     ----------  ----------  ----------  ----------  ----------

Income before
 income taxes           211,874     235,847     198,509     211,479     857,709

Income tax expense        1,850       1,850       1,850       1,850       7,400
                     ----------  ----------  ----------  ----------  ----------

Net income           $  210,024  $  233,997  $  196,659  $  209,629  $  850,309
                     ==========  ==========  ==========  ==========  ==========

Net income per
 share of common
 stock               $      .07  $      .07  $      .06  $      .07  $      .27
                     ==========  ==========   ==========  ==========  ==========



  1995              March 31     June 30   September 30  December 31    Total
------             ----------  ----------  ----------    ----------  ----------


Total revenues     $  640,705  $  751,340  $  741,441   $  751,166   $2,884,652

Total expenses        418,094     520,429     522,330      555,465    2,016,318
                   ----------  ----------  ----------   ----------   ----------

Income before
 income taxes         222,611     230,911     219,111      195,701      868,334

Income tax expense      2,500       2,500       2,500        2,500       10,000
                   ----------  ----------  ----------   ----------   ----------

Net income         $  220,111  $  228,411  $  216,611   $  193,201   $  858,334
                   ==========  ==========  ==========   ==========   ==========

Net income per
 share of common
 stock             $      .07  $      .07  $      .07   $      .06   $      .27
                   ==========  ==========  ==========   ==========   ==========

13.      Subsequent Events
         -----------------

         On February 12, 1997, the Fund entered into a letter of intent (the Letter of Intent) with NTS Corporation and its Affiliates, NTS Development Company, Fawn Lake, and Lake Forest regarding the Fund's loans to Fawn Lake and Lake Forest. The Letter of Intent provided for, among other things, a restructuring of the Fund's loans to Fawn Lake and Lake Forest. The Letter of Intent contemplates that ownership of the properties will be transferred to the Fund, which expects to continue the development to completion of such properties and ultimately, their orderly sale.

         The parties to the Letter of Intent agreed to consider a general restructuring of the relationship among the Fund, NTS Corporation and its various Affiliates. The Fund has not yet determined the method by which it will acquire control of the projects.

         Generally Accepted Accounting Principles require that transactions as contemplated by the Letter of Intent be recorded at fair market value. Management can not determine at this time whether or not such transactions, if completed, will result in a loss. In addition, in connection with the ongoing development of the projects, it is likely that the Fund will be required to change its tax status from a Real Estate Investment Trust to a conventional corporation.

         The Fund, as owner of the Fawn Lake and Lake Forest projects, expects that it will continue development of the projects and the orderly sale of lots, golf course memberships and ancillary services through sell-out, as well as the sale of the Fawn Lake Country Club, when appropriate. As owner, the Fund will be responsible for continuing development, operations and marketing costs through the remaining lives of the projects and it may be necessary for the Fund to borrow additional funds to complete the development. While the Fund believes that such funds will be more readily available if it owns the projects, it is not certain that the Fund will be able to borrow the funds necessary to complete the projects.

         The Letter of Intent also contemplates that NTS Development Company, or another subsidiary or affiliate of NTS Corporation (the "Manager"), will enter into a management agreement (the "Management Agreement") with the Fund pursuant to which the Manager will, as authorized agent for the Fund, provide exclusive management, development, marketing and sales efforts and personnel to the Fund, and take all other actions necessary to manage the development of the projects to completion and the sale of lots, golf memberships, ancillary services and the Fawn Lake Country Club. The terms of the Management Agreement have not yet been finalized. The parties to the Letter of Intent are presently negotiating the definitive agreements contemplated by the Letter of Intent but have not yet agreed on final terms.

















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Corporate Information

Board of Directors (Year Elected)          Auditors

Robert  M. Day (1988)                      Arthur Andersen LLP
Managing Director                          2300 Meidinger Tower
Lambert Smith Hampton                      Louisville Galleria
Atlanta, Georgia                           Louisville, Kentucky 40202


Gerald B. Thomas (1996)
Vice President
Citizens Bank of Kentucky
Louisville, Kentucky
                                          Annual Meeting

                                          The annual meeting of the stockholders
F. Everett Warren (1988)                  will be convened at 10:00 A.M., local
Retired                                   time on Thursday, June 19, 1997
Citizens Fidelity Mortgage Company        NTS Corporation
Louisville, Kentucky                      10172 Linn Station Road
                                          Louisville, Kentucky 40223

J. D. Nichols (1988)
Chairman of the Board
Chief Executive Officer
NTS Corporation
Louisville, Kentucky


Richard L. Good (1996)
President
NTS Corporation
Louisville, Kentucky


Officers

Richard L. Good
President
NTS Mortgage Income Fund
Louisville, Kentucky


John W. Hampton
Secretary/Treasurer
NTS Mortgage Income Fund
Louisville, Kentucky





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